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                              December 15, 2022

       Nicholas Scherling
       Chief Executive Officer
       Decentralized Crypto Financial Inc.
       4795 Meadow Wood Lane, #200
       Chantilly, VA 20151

                                                        Re: Decentralized
Crypto Financial Inc.
                                                            Amendment No. 5 to
Offering Statement on Form 1-A
                                                            Filed December 2,
2022
                                                            File No. 024-11353

       Dear Nicholas Scherling:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 22, 2022 letter.

       Amendment No.5 to Offering Statement on Form 1-A Filed December 2, 2022

       Cover Page

   1. We note that throughout the offering circular you have changed "$75,000,000" to
                                                        "$74,250,000." However,
please revert the change on the cover page where it now says
                                                        "The offering will
exist until the date on which the offering of any additional stock would cause the aggregate
offering price or aggregate gross sales in this offering, as those terms are defined under Rule
251(a) of the Securities Act, to exceed $74,250,000.00." We
                                                        believe this change was
made in error.
   2. We note your response to comment 1 and reissue in part. We acknowledge the reduction of the total offering
to $74,250,000 to accommodate the Braintree fee. However, it would seem that the Braintree
fee could still theoretically cause you to exceed the $75,000,000
 Nicholas Scherling
Decentralized Crypto Financial Inc.
December 15, 2022
Page 2
         threshold consistent with Rule 251(a)(2). Please amend your offering circular or explain to us why you believe it to be unnecessary. In addition, please make the previously requested changes to Part II of your offering circular to the legal opinion, subscription agreement, and Item 4 of Part I of your Form 1-A as applicable.
Risk Factors, page 12

3. We note your response to comment 3 and reissue in part. We acknowledge the addition of a new risk factor for your exclusive forum provision. However, in the risk factor please also include additional details so that investors can better assess the risk. As one example only, please include the specific exclusive forum being used. DeCryptoFi Platform, page 19

4. We note your response to comment 4 and reissue in part. We understand from your new disclosure that the platform will be operational upon Commission qualification of your securities offering. However, please also clarify whether the platform is currently functional, rather than limited to whether it will be operational in the future.
Exhibit 1.7 - Consent of Independent Auditors, page i

5. We note your response to comment 6 and it appears that you did not file a revised consent as an exhibit to your filing. We reissue our comment in its entirety. We note that the consent of Chesapeake Financial Corp. makes reference to their audit report dated
         December 5, 2020 with respect to the financial statements as of August 31, 2020. Please have your auditor revise their consent to reference the correct dates for the audit report and the financial statements included in your offering statement.
General

6. Please update the financial statements included in the filing in compliance with Part F/S,
       (c)(1) and (b)(3)(B) of Form 1-A, to include the financial statements for the relevant interim period in 2022. Update any associated financial information in relevant sections of the filing as necessary.
FirstName LastNameNicholas Scherling
7. We note your response and related revisions to comment 7 and reissue our comment in
Comapany
       part.NameDecentralized   Cryptorevise
             Please have your auditors  Financial
                                             theirInc.
                                                   audit report to update the
financial statements
       covered
December         by the
           15, 2022     report.
                      Page 2
FirstName LastName
 Nicholas Scherling
FirstName  LastNameNicholas
Decentralized Crypto FinancialScherling
                               Inc.
Comapany15,
December   NameDecentralized
              2022             Crypto Financial Inc.
December
Page 3    15, 2022 Page 3
FirstName LastName
       You may contact Stephen Kim at 202-551-3291 or Theresa Brillant at 202-551-3307 if
you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Mara Ransom at 202-551-3264 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:      Michael Blackburn